EXHIBIT 4.2

AMENDMENT NO. 1 TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of September 15, 2009 (this “Amendment”) is entered into with reference to the Second Amended and Restated Credit Agreement dated as of June 26, 2009 (as amended, extended, renewed, supplemented or otherwise modified from time to time, the “Credit Agreement”) among Ducommun Incorporated, a Delaware corporation (“Borrower”), each lender from time to time a party thereto (each a “Lender” and collectively, the “Lenders”), and Bank of America, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement. Section references herein relate to the Credit Agreement unless otherwise stated.

RECITALS

A. Borrower has requested that the Administrative Agent and Lenders amend the definition of “Acquired EBITDA” set forth in the Credit Agreement to add back foreign and local income taxes and to permit certain nonrecurring compensation paid to, and nonrecurring expenses incurred by the owners of any Person or assets acquired by Borrower and its Subsidiaries to be added back to the net income used to determine Acquired EBITDA, as more fully described below.

B. The Administrative Agent, acting with the consent of the Lenders required under the Credit Agreement, has agreed to so amend the Credit Agreement on the terms set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the parties hereto hereby agree as follows:

1. Section 1.01 - Defined Terms. The following defined term contained in Section 1.1 is amended in full to read as follows:

“Acquired EBITDA” means, for any fiscal period and in respect of any Person or assets acquired by Borrower and its Subsidiaries during that period, an amount equal to the net income of that Person (or attributable to those assets) for that period plus (a) the following to the extent deducted in calculating such net income: (i) interest expense of that Person (or attributable to those assets) for that period, (ii) the aggregate amount of federal, state, foreign and local taxes on or measured by income of that Person (or related to such assets) for that period (whether or not payable during that period), (iii) related depreciation, amortization and all other non cash expenses for that period, (iv) any extraordinary loss reflected in such net income, (v) the amount of any reduction in such net income resulting from the application of FAS 141R relating to the incurrence of obligations in respect of an “earn-out” or other similar contingent obligation, (vi) other expenses reducing such net income which do not represent a cash item in that period or any future period, including, without limitation, non-cash expenses for stock options, restricted stock and other equity-based compensation programs, (vii) any net loss reducing such net income in connection with any disposition of assets, and (viii) nonrecurring compensation paid to, and nonrecurring expenses incurred by the owners of that Person or assets, minus (b) the following to the extent included in calculating such net income (i) any extraordinary gain reflected in such net income, (ii) the amount of any increase in such net income resulting from the elimination of any liabilities in respect of an “earn-out” or other similar contingent obligation which previously resulted in a reduction of net income for a prior period in accordance with FAS 141R, and (iii) any net gain increasing such net income in connection with any disposition of assets, in each case in accordance with GAAP, consistently applied.

2. Exhibit D. Exhibit D to the Credit Agreement (Compliance Certificate) is hereby replaced with the form of Compliance Certificate attached hereto as Annex III.

3. Effectiveness. This Amendment shall apply to all periods ending on or after June 26, 2009, and shall become effective on such date as the Administrative Agent shall have received each of the following, each of which shall be in form and substance satisfactory to the Administrative Agent:

(a) counterparts of this Amendment executed by Borrower;

(b) counterparts of the Consent and Reaffirmation of Guarantors, in the form attached hereto as Annex I, duly executed by each of the parties thereto; and

(c) counterparts of the Consent of Lenders, in the form attached hereto as Annex II, duly executed by the Lenders required under the Credit Agreement.

4. Confirmation. In all respects, the terms of the Credit Agreement and the other Loan Documents, in each case as amended hereby or by the documents referenced herein, are hereby confirmed.

5. Loan Document. This Amendment is a Loan Document and all provisions contained in the Credit Agreement or any other Loan Document that apply to Loan Documents generally are fully applicable to this Amendment and are incorporated herein by this reference.

6. Counterparts. This Amendment may be executed in any number of counterparts and any party hereto may execute any counterpart, each of which when executed and delivered will be deemed to be an original and all of which counterparts of this Amendment when taken together will be deemed to be but one and the same instrument.

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SIGNATURE PAGES TO FOLLOW]]

IN WITNESS WHEREOF, Borrower and the Administrative Agent have executed this Amendment as of the date first set forth above by their duly authorized representatives.

DUCOMMUN INCORPORATED,
a Delaware corporation

By:	/s/ Donald C. DeVore, Jr.
Name:	Donald C. DeVore, Jr.
Title:	Vice President

BANK OF AMERICA N.A., as Administrative Agent

By:	/s/ Brenda H. Little
Name:	Brenda H. Little
Title:	Vice President